UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CV Sciences, Inc. (formerly CannaVEST Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

137653101

(CUSIP Number)

Michael Joseph Mona, Jr.

2688 South Rainbow Boulevard, Suite B

Las Vegas, Nevada 89146

866-290-2157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137653101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Joseph Mona, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,000,000
	8.	SHARED VOTING POWER 3,000,000
	9.	SOLE DISPOSITIVE POWER 3,000,000
	10.	SHARED DISPOSITIVE POWER 3,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 46,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015, the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016, and assuming the exercise of the 6,000,000 stock options to purchase shares of Common Stock of the Issuer by the Reporting Person.

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to the common stock, no par value per share (the “Common Stock”), of CV Sciences, Inc., formerly CannaVEST Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed on behalf of Mr. Michael J. Mona, Jr., a natural person (the “Reporting Person”).

(b) The Reporting Person’s business address is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146.

(c) The Reporting Person is the Chief Executive Officer and President of the Issuer and serves as a director on the Board of Directors of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person is the Chief Executive Officer and President of the Issuer and serves as a director on the Board of Directors of the Issuer. On December 8, 2014, the Compensation Committee of the Board of Directors of the Issuer approved a grant of 4,000,000 stock options to purchase shares of Common Stock (the “December 2014 Option”) to the Reporting Person pursuant to a Stock Option Grant Notice, dated December 8, 2014, under the Issuer’s Amended and Restated 2013 Equity Incentive Plan (the “Plan”). The December 2014 Option has a term of ten (10) years, with 67% vested as of the date of grant and the remainder vesting in twelve (12) equal monthly installments measured from January 31, 2015, and was granted with an exercise price equal to the fair market value of the Common Stock at the time of the grant, which was $2.64 per share. On September 23, 2015, the Board of Directors of the Issuer approved a grant of 1,470,000 stock options to purchase shares of Common Stock (the “September 2015 Option”) to the Reporting Person pursuant to a Stock Option Grant Notice, dated September 23, 2015, under the Plan. The September 2015 Option has a term of ten (10) years, was 100% vested as of the date of grant and was granted with an exercise price equal to the fair market value of the Common Stock at the time of the grant, which was $0.73 per share. On December 28, 2015, the Board of Directors of the Issuer approved a grant of 530,000 stock options to purchase shares of Common Stock (the “December 2015 Option”) to the Reporting Person pursuant to a Stock Option Grant Notice, dated December 28, 2015, under the Plan. The December 2015 Option has a term of ten (10) years, was 100% vested as of the date of grant and was granted with an exercise price equal to the fair market value of the Common Stock at the time of the grant, which was $0.155 per share.

Pursuant to that certain Decree of Divorce, dated July 23, 2015 (the “Decree”), issued by the District Court, Clark County, Nevada (the “Court”), the Court awarded 3,000,000 shares of the December 2014 Option to Ms. Rhonda Mona, the ex-wife of the Reporting Person. Pursuant to the Plan the stock options to purchase shares of Common Stock granted under the Plan may not be transferred, however, pursuant to the Decree the Reporting Person believes that Ms. Mona has shared beneficial ownership of 3,000,000 of the shares of Common Stock that would be acquired upon exercise of the December 2014 Option.

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ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person is a control person of the Issuer. The securities of the Issuer were acquired by the Reporting Person for investment and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Statement, which is hereby incorporated by reference in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Statement, the Reporting Person may be deemed to beneficially own an aggregate of 6,000,000 unexercised stock options to purchase shares of Common Stock, which constitutes 13.0% of the shares of Common Stock outstanding. The percentages set forth in Row 13 of the cover pages and this Item 5(a) assumes that 40,210,159 shares of Common Stock were outstanding as of the date of this Statement, based on 35,210,159 shares of Common Stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015, the issuance of 5,000,000 shares of Common Stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016, and assuming the exercise of the 6,000,000 stock options to purchase shares of Common Stock by the Reporting Person.

(b) The Reporting Person has sole voting power and sole dispositive power with respect to 3,000,000 shares of Common Stock. The Reporting Person and his ex-spouse, Ms. Rhonda Mona, have shared voting power and shared dispositive power with respect to 3,000,000 shares of Common Stock. As stated in Item 3 above, pursuant to the Decree, the Court awarded 3,000,000 shares of the December 2014 Option to Ms. Mona. Pursuant to the Plan the stock options to purchase shares of Common Stock granted under the Plan may not be transferred, however, pursuant to the Decree the Reporting Person believes that Ms. Mona has shared beneficial ownership of 3,000,000 of the shares of Common Stock that would be acquired upon exercise of the December 2014 Option. The business address for Ms. Mona is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146. Ms. Mona is currently unemployed and is a United States citizen. During the past five years, Ms. Mona has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws

See Item 2 of this Statement, which is hereby incorporated by reference in this Item 5(b).

(c) Other than as set forth above and in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Person and any persons named in Item 5(a) above have not effected any transaction relating to the Issuer’s Common Stock during the past 60 days.

(d) To the Reporting Person’s knowledge, except as set forth in Item 3 and Item 5(a) above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock of the Issuer.

(e)  Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in Item 3 and Item 5 of this Statement, the Reporting Person is not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1     Stock Option Grant Notice, dated December 8, 2014.

Exhibit 2     Stock Option Grant Notice, dated September 23, 2015.

Exhibit 3     Stock Option Grant Notice, dated December 28, 2015.

Exhibit 4     Decree of Divorce, dated July 23, 2015, issued by the District Court, Clark County, Nevada.+

+This exhibit has been omitted pursuant to a request for confidential treatment and filed separately with the Securities Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016

Date

/s/ Michael J. Mona, Jr.
Michael J. Mona, Jr.

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